Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
December 16, 2009
Registration Statement No. 333-163277
CRIMSON EXPLORATION INC.
Final Term Sheet

Issuer:	Crimson Exploration Inc.

Common stock offered by issuer:	20,000,000 shares

Public offering price:	$5.00 per share

Net proceeds to the issuer, after deducting underwriting discounts and commissions and estimated offering expenses:	$93.1 million

Common stock outstanding immediately following the offering:	38,501,889 shares of common stock (excluding 3,000,000 shares that will be sold to the underwriters if they exercise their option to purchase additional shares), including 12,085,488 shares of common stock that will be issued pursuant to the Preferred Stock Conversion, 11,516,334 of which will be issued to Oaktree Holdings and OCM Crimson.

Oaktree Holdings is expected to purchase 2,000,000 shares of our common stock in this offering and as a result will beneficially own, together with OCM Crimson, approximately 40% of our common stock.

NASDAQ Symbol:	CXPO

Trade date:	December 16, 2009

Settlement date:	December 22, 2009
The following restates (i) the “Capitalization” section and the (ii) “Prospectus Summary—Pro Forma Net Income (Loss) Per Share Data” section contained in our preliminary prospectus dated December 8, 2009 in order to reflect the public offering price set forth above, the application of the net proceeds as described in “Use of proceeds” and the Preferred Stock Conversion. A copy of our preliminary prospectus can be accessed through the following link:
www.sec.gov/Archives/edgar/data/813779/000095012309069008/h68831a1sv1za.htm

Capitalization
The following table sets forth cash and cash equivalents and capitalization as of September 30, 2009:
•	on a historical basis;

•	on a pro forma basis to give effect to the Preferred Stock Conversion, the issuance of $12 million in unsecured promissory notes and the repayment of loans under our revolving credit facility with proceeds of one of such promissory notes; and

•	on a pro forma basis as further adjusted to give effect to this offering and the application of the estimated net proceeds of this offering.
This table should be read together with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes to those statements, in each case, included elsewhere in this prospectus.

	As of September 30, 2009
			Pro Forma
			As Further
	Historical	Pro Forma	Adjusted
	(In thousands, except per share data)
Cash and cash equivalents	$—	$—	$—

Total current debt
Unsecured promissory note	—	10,000	—
Current portion of long-term debt	1,526	—	—

	$1,526	$10,000	$—

Total long-term debt, net of current portion
Revolving credit facility(1)	140,000	131,526	48,381
Second lien term loan agreement	150,000	150,000	150,000
Subordinated unsecured promissory note	—	2,000	2,000

	$290,000	$283,526	$200,381

Total debt	$291,526	$293,526	$200,381

Stockholders’ equity
Series G Preferred Stock	$1	$—	$—
Series H Preferred Stock	—	—	—
Common stock	7	19	39
Additional paid-in capital	97,566	97,554	190,679
Retained earnings	9,353	9,353	9,353
Treasury stock	(384)	(384)	(384)

Total stockholders’ equity	$106,543	$106,542	$199,687

Total capitalization	$398,069	$400,068	$400,068

(1)	As of December 4, 2009, and after application of proceeds from our $10 million unsecured promissory note, we had $129.5 million in aggregate indebtedness outstanding under our revolving credit facility. After this offering, we expect that we will have approximately $58.6 million in available borrowing capacity under our revolving credit facility. Also, if we close the sale of substantially all of our Southwest Louisiana properties, we expect to pay down our revolving credit facility by an additional $10.2 million. Effective December 7, 2009, we entered into an amendment to our revolving credit facility that, among other things, amended certain of our financial covenants and our debt incurrence covenant and provided for redetermination of our borrowing base at January 1, 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital resources—Revolving Credit Facility.”

Pro Forma Net Income (Loss) Per Share Data
     The pro forma data presented in the following table gives effect to the Preferred Stock Conversion as of the beginning of the period presented.

		Nine
	Year Ended	Months Ended
	December 31,	September 30,
	2008	2009
	(In thousands,
	except per share data)
Pro forma preferred stock dividends	$—	$—
Pro forma net income (loss) available to common stockholders	46,203	(16,817)
Pro forma basic net income (loss) per share:
Weighted average shares outstanding	15,825	17,587
Net income (loss) per share	$2.92	$(0.96)
Pro forma diluted net income (loss) per share:
Weighted average shares outstanding	16,030	17,587
Net income (loss) per share	$2.88	$(0.96)
Other Information
Pursuant to the fourth amendment to our revolving credit facility, if we close an offering of our common stock that results in less than $100 million in proceeds to the Company, our revolving credit agreement provides that the ratio of our current assets to current liabilities (“Current Ratio”), calculated as of the last day of any fiscal quarter, may not be less than 0.60 to 1.00 for the period ending December 31, 2009 (and 1.0 to 1.0 for all periods thereafter) and the ratio of our total debt to Adjusted EBITDAX (“Leverage Ratio”) for any four trailing fiscal quarters may not be greater than 4.00x for such period ending December 31, 2009 and 3.75x for any such period ending March 31, 2010 and thereafter. If we close an offering of our common stock that results in $100 million or more in proceeds to the Company, our revolving credit agreement provides that our Current Ratio may not be less than 1.0 to 1.0, calculated as of the last day of any fiscal quarter, and our Leverage Ratio may not be greater than 3.50x for any such period ending on or prior to December 31, 2010 and 3.25x thereafter.
Crimson Exploration Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.